UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-held Company
Corporate Taxpayer's ID (CNPJ) 60.746.948/0001-12

Notice to Stockholders

Increase in the Capital Stock, with 100% Bonus Stock

Banco Bradesco S.A. announces to the market and its stockholders the approval, by the Central Bank of Brazil, on March 15th, 2007, of the process of Increasing of the Capital Stock in the amount of R$3.8 billion, raising it to R$18 billion, through a 100% bonus stock (one new stock, of the same type, for each stock held), approved on the Special Stockholders’ Meeting held on March 12th, 2007, benefiting the stockholders registered in the Company’s records on March 23rd, 2007.

Thus, the current stocks issued by the Company will continue to be traded, entitled to bonus stock until and including March 23rd, 2007.

Stocks resulting from the bonus stock will be incorporated into the stockholders’ position on March 28th, 2007, and will be entitled to monthly and possibly complementary dividends and/or interest on own capital to be declared after March 23rd, 2007. Those stocks will also be fully entitled to possible advantages attributed to other stocks as from the said date.

The monthly interest on own capital to be declared after March 23rd, 2007, will be adjusted to R$0.018026250 per common stock and to R$0.019828875 per preferred stock, so that the stockholders will continue receiving equal amount of interest.

The unitary cost attributed to the bonus stocks is R$3.797418803 pursuant to the provisions in Paragraph 1 of Article 25 of the Brazilian Internal Revenue Service Regulatory Instruction #25, as of 3.6.2001, which will be in the “Statement of Book-Entry Stocks for the 2008 Fiscal Year Income Tax Return, referring to the 2007 Calendar Year” and will be sent to stockholders in due time.

Cidade de Deus, Osasco, SP, March 16th , 2007

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.